Watts, Griffis and McOuat
Consulting Geologists and Engineers

March 31, 2007

CONSENT OF EXPERT

Canadian Securities Regulatory Authorities c/o
British Columbia Securities Commissions
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

United States Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs,

**RE: Miramar Mining Corporation (the "Company")
– Form 40F / Annual Information Form, 2007**

In connection with the Company's Annual Information Form filed on Form 40F and any amendments thereto, I, John R. Sullivan, P.Geo., former Senior Geologist of Watts, Griffis and McOuat Limited hereby consent to the use of my name in connection with references to my involvement in the preparation of a technical report entitled "*A Technical Review of the Hope Bay Gold Project, West Kitikmeot, Nunavut Territory of Canada for Miramar Mining Corporation*" dated June 28, 2006 (the "Technical Information") and to references to the Technical Information, or portions thereof, in the Annual Information Form and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40F.

Sincerely,

John R. Sullivan, P.Geo.

JRS/ls

WATTS, GRIFFIS AND McOUAT LIMITED Suite 400 • 8 King Street East • Toronto • Canada • M5C 1B5
Tel: (416) 364-6244 • Fax: (416) 864-1675 • Email: wgm@wgm.on.ca • Web: www.wgm.on.ca